
                                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  --------------------------
    FORM 4                                     Washington, D.C. 20549                                   |       OMB APPROVAL      |
                                                                                                        |-------------------------|
                                                                                                        |OMB Number:     3235-0287|
[  ] Check this box if                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   |Expires: January 31, 2005|
no longer subject to                                                                                    |Estimated average burden |
Section 16.  Form 4 or                                                                                  |hours per response....0.5|
Form 5 obligations may                                                                                  --------------------------
continue. See Instruction
1(b).
                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                         17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
                                                  Investment Company Act of 1940

---------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of    |2.  Issuer Name and Ticker or Trading Symbol       | 6. Relationship of Reporting Person(s)          |
|   Reporting Person*      |                                                   |    to Issuer  (Check all applicable)            |
|                          |       Covenant Transport, Inc. ("CVTI")           |    ___ Director       ___ 10% Owner             |
| Hogan    Joey      B.    |---------------------------------------------------|    _X_ Officer (give  ___ Other (specify        |
|                          |3. I.R.S. Identification      |4. Statement for    |         title below)       below)               |
|(Last)  (First)  (Middle) |   Number of Reporting Person,|   Month/Day/Year   |                                                 |
|                          |   if an entity (Voluntary)   |                    | Senior Vice President, Chief Financial Officer, |
|400 Birmingham Highway    |                              |  February 20, 2003 |          and Assistant Secretary                |
|     (Street)             |                              |--------------------|-------------------------------------------------|
|                          |                              |5. If Amendment,    | 7. Individual or Joint/Group Filing             |
|Chattanooga   TN    37419 |                              |   Date of Original |     (Check Applicable Line)                     |
| (City)    (State)  (Zip) |                              |   (Month/Day/Year) |     _X_ Form filed by One Reporting Person      |
|                          |                              |                    |     ___ Form filed by More than One             |
|                          |                              |                    |         Reporting Person                        |
---------------------------------------------------------------------------------------------------------------------------------

                      Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------------
| 1.                      |2.      |2A.      |3.         |4.                    |5.            |  6.           | 7.               |
| Title of Security       |Trans-  |Deemed   |Transaction|Securities Acquired   |Amount of     |  Ownership    | Nature of        |
| (Instr. 3)              |action  |Execu-   |Code       |(A) or Disposed of (D)|Securities    |  Form:        | Indirect         |
|                         |Date    |tion     |(Instr. 8) |(Instr. 3, 4 and 5)   |Beneficially  |  Direct       | Beneficial       |
|                         |(Month/ |Date,    |           |                      |Owned Follow- |  (D) or       | Ownership        |
|                         | Day/   |if any   |----------------------------------|ing Reported  |  Indirect     | (Instr. 4)       |
|                         | Year)  |(Month/  |      |    |        | (A) |       |Transaction(s)|  (I)          |                  |
|                         |        |Day/Year)|      |    |        | or  |       |(Instr. 3     |  (Instr. 4)   |                  |
|                         |        |         | Code |  V | Amount | (D) | Price | and 4)       |               |                  |
--------------------------------------------------------------------------------------------------------------------------------- |
| Class A Common Stock    |        |         |      |    |        |     |       |   1,921 (1)  |       I       |    401(k)        |
----------------------------------------------------------------------------------------------------------------------------------|
| Class A Common Stock    |        |         |      |    |        |     |       |   3,400      |       D (2)   |                  |
----------------------------------------------------------------------------------------------------------------------------------|
|                         |        |         |      |    |        |     |       |              |               |                  |
----------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                Persons who respond to the collection of information contained in this form are not required to
                respond unless the form displays a currently valid OMB control number.                              SEC 1474 (9-02)

FORM 4 (continued)             Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
|1.      |2.     |3.     |3A.    |4.      | 5.           | 6.             | 7.           |8.     |9.        |10.      |11.        |
|Title of|Conver-|Trans- |Deemed |Trans-  | Number of    | Date           | Title and    |Price  |Number    |Owner-   |Nature of  |
|Deriv-  |sion   |action |Execu- |action  | Deriv-       | Exercisable    | Amount of    |of     |of        |ship     |Indirect   |
|ative   |or     |Date   |tion   |Code    | ative        | and Expira-    | Underlying   |Deriv- |Deriv-    |Form     |Beneficial |
|Security|Exer-  |(Month/|Date,  |(Instr. | Securities   | tion Date      | Securities   |ative  |ative     |of       |Ownership  |
|(Instr. |cise   |Day/   |if     | 8)     | Acquired     | (Month/Day/    | (Instr. 3    |Secur- |Secur-    |Deriv-   |(Instr. 4) |
| 3)     |Price  |Year)  |any    |        | (A) or       | Year)          |  and 4)      |ity    |ities     |ative    |           |
|        |of     |       |(Month/|        | Disposed of  |                |              |(Instr.|Bene-     |Secur-   |           |
|        |Deriv- |       | Day/  |        | (D) (Instr.  |                |              | 5)    |ficially  |ity:     |           |
|        |ative  |       | Year) |        | 3, 4, and 5) |                |              |       |Owned     |Direct   |           |
|        |Secur- |       |       |--------|--------------|----------------|--------------|       |Follow-   |(D) or   |           |
|        |ity    |       |       |    |   |       |      |       |        |      |Amount |       |ing       |Indirect |           |
|        |       |       |       |    |   |       |      |       |        |      |or     |       |Reported  |(I)      |           |
|        |       |       |       |    |   |       |      |Date   |Expira- |      |Number |       |Trans-    |(Instr.  |           |
|        |       |       |       |    |   |       |      |Exer-  |tion    |      |of     |       |action(s) |  4)     |           |
|        |       |       |       |Code| V |  (A)  | (D)  |cisable|Date    |Title |Shares |       |(Instr. 4)|         |           |
----------------------------------------------------------------------------------------------------------------------------------
|Employee| $17.30|2/20/03|       | A  |   | 2,612 |      |2/20/03| 2/20/13|Class | 2,612 |       | 2,612    |   D     |           |
|Stock   |       |       |       |    |   |       |      |       |        |A     |       |       |          |         |           |
|Option  |       |       |       |    |   |       |      |       |        |Common|       |       |          |         |           |
|(Right- |       |       |       |    |   |       |      |       |        |Stock |       |       |          |         |           |
|to-Buy) |       |       |       |    |   |       |      |       |        |      |       |       |          |         |           |
|Class A |       |       |       |    |   |       |      |       |        |      |       |       |          |         |           |
|Common  |       |       |       |    |   |       |      |       |        |      |       |       |          |         |           |
|Stock   |       |       |       |    |   |       |      |       |        |      |       |       |          |         |           |
|        |       |       |       |    |   |       |      |       |        |      |       |       |          |         |           |
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1) The number of shares reported beneficially owned at the end of the month is equal to the reporting person's February 20, 2003, account balance, the latest balance available under the plan, in the employer stock fund under the issuer's 401(k) Plan divided by an average of the stock's price at various  points  throughout the day on February 20, 2003. The fund is unitized and as such does not itself allocate a specific number of shares to each participant.
(2) Shares owned jointly by Mr. Hogan and his wife, Melinda J. Hogan, as joint tenants.





                                    SIGNATURE:

                                      /s/ Heidi Hornung-Scherr by POA                                   2/24/2003
                                    ----------------------------------------------                  --------------------
                                    ** Joey B. Hogan, by Heidi Hornung-Scherr,                            Date
                                    attorney-in-fact, pursuant to a Power of
                                    Attorney filed herewith.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                            Page 2

                                POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints each of Earl H. Scudder, Mark A. Scudder, Heidi Hornung-Scherr, and Catherine A. Chase, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director, and/or ten percent stockholder of Covenant Transport, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's sole discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company or Scudder Law Firm, P.C., L.L.O. assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 29 day of August, 2002.


                                      /s/ Joey B. Hogan
                                     ---------------------------------
                                      Joey B. Hogan